

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 7, 2017

<u>Via E-Mail</u>
Brett C. Moody
Moody National REIT II, Inc.
6363 Woodway Drive, Suite 110
Houston, Texas 77057

> **Re: Moody National REIT II, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 2, 2017**
> **Response Dated February 27, 2017**
> **File No. 333-215362**

Dear Mr. Moody:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2017 letter.

<u>General</u>

1. We note your response to comment 1 and your draft disclosure that "FBR relied on estimates of NAV previously prepared and published by Moody I and Moody II and certain valuation related materials used by the managements of Moody I and Moody II to prepare those published estimates…." as part of its NAV analyses. We also note your disclosure on page D-39 where you state that Moody I's board of directors determined the fair value of its investments in hotel properties and that this determination was based on an appraisal from a third party. As a result, it appears that your draft disclosure continues to refer to a report, opinion or appraisal for the purposes of Item 4(b) of Form S-4. We therefore reissue our prior comment. To the extent third-party appraisals are referred to in the prospectus, please provide the disclosure required by Item 4(b) and Item 21(c) of Form S-4.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3758 with any questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: David E. Brown, Jr., Esq.
       Alston & Bird LLP